Exhibit 99

                                  RISK FACTORS

         Certain statements in this Quarterly Report on Form 10-Q and certain statements made by the Company in other published documents (including, without limitation, press releases) are forward-looking in nature and, as such, constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company's plans, objectives, expectations and intentions and other statements contained in this Quarterly Report on Form 10-Q or elsewhere that are not historical facts. When used in this Quarterly Report on Form 10-Q or elsewhere, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. In other words, our performance might be quite different from what the forward-looking statements imply. The following factors, as well as those discussed below in this "Risk Factors" section, could cause our performance to differ from the implied results:

          * inherent uncertainties accompanying the marketing of CEA-Scan and LeukoScan.

          * inherent uncertainties involving new product development and marketing.

          * inability to obtain capital for continued product development and commercialization.

          *       actions of regulatory authorities concerning product approval.

          * actions of government and private organizations concerning reimbursement of medical expenses.

          *       impact of competitive products and pricing.

          *       results of clinical trials.

          *       loss of key employees.

          *       changes in general economic and business conditions.

          *       changes in industry trends.

We have no obligation to release publicly the result of any revisions to any of our "forward-looking statements" to reflect events or circumstances that occur after the date of this Quarterly Report or to reflect the occurrence of other unanticipated events.

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We Have a History of Operating Losses and May Never Become Profitable

We have had significant operating losses since our formation in 1982 and have not earned a profit since our inception. These operating losses and failure to be profitable have been due mainly to the significant amount of money that we have had to spend on research and development. As of September 30, 2000, we had an accumulated deficit of approximately $111.0 million. We expect to continue to experience operating losses until such time, if at all, that we are able to generate sufficient revenues from sales of CEA-Scan(R), LeukoScan(R) and/or our other potential products.

We May Not Be Able to Successfully Develop a Market for Our Approved Products

CEA-Scan and LeukoScan are the only products which we are licensed to market and sell. To date, we have received only limited revenues from the sale of these products. We cannot assure investors that these products or any of our proposed products will achieve market acceptance or generate significant sales.

We May Not Receive Approval to Sell LeukoScan in the United States in a Timely Manner

We have not yet received approval from the FDA to market and sell LeukoScan in the United States and cannot assure investors as to when, if ever, that we will obtain approval. In addition, the FDA could impose conditions on its approval, which could significantly affect the commercial viability of the product or could require us to undertake significant additional studies or otherwise expend additional significant funds. If we do not receive approval to market and sell LeukoScan in the United States in the near future or if the FDA imposes significant conditions or restrictions, our business and operations could be significantly and adversely affected.

We May Not Be Able to Bring to Market the Products We Are Currently Developing or Sustain their Sales After Approval

Before any of our products that we are currently developing can be marketed and sold, we must undertake substantial research and development. All new products face a high degree of uncertainty, including the following:

* We may not receive regulatory approval to perform human clinical trials for the products we currently have planned or we may be unable to successfully complete our ongoing clinical trials.

* The results from preclinical studies and clinical trials may not be indicative of results that will be obtained in later-stage testing.

* We may be unable to timely recruit a sufficient number of patients for our clinical trials. Delays in planned patient enrollment may result in increased costs and delays.

* We may be unable to obtain approval from the FDA and comparable foreign authorities because we are unable to demonstrate that the product is safe and effective for the intended use, or obtaining regulatory approval may take significantly more time and cost significantly more money than we currently anticipate.

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*        We may discover that the product has  undesirable  or  unintended  side
         effects  or  other   characteristics   that  make  it   impossible   or
         impracticable for us to continue development or which may limit the product's commercial use.

* We do not expect that any new product which is currently in research and development will be commercially available for at least several years.

* We may be unable to produce the product in commercial quantities at reasonable cost.

* We may be unable to successfully market the product or to find an appropriate corporate partner, if necessary, to assist us in the marketing of the product.

*        The product may not gain satisfactory market acceptance.

* The product may be superseded by another product commercialized for the same indication or may infringe patents issued to others, which would prevent us from marketing and selling the product.

* After approval, the product may be recalled or withdrawn at any time as a result of regulatory issues, including those concerning safety and efficacy.

If we are unable to continue to develop products that we can successfully market, our business, financial condition and results of operations will be significantly and adversely affected.

If We Do Not Obtain Additional Capital, We May Be Required to Curtail Our Operations

When our needs for cash deplete our existing capital position,, we will be required to significantly reduce our operating expenses, including the amount of resources devoted to marketing and sales, product development and clinical trials, which could have a significant and adverse effect on us. We cannot assure investors that any additional financing will be available to us at all or on terms we find acceptable or that the terms of any financing will not cause substantial dilution to our existing stockholders.

Our Limited Marketing and Sales Experience and Capability Could Impact Our Ability to Successfully Sell Our Current Products

We are relying, in substantial part, on our own limited sales and marketing organization to market CEA-Scan and LeukoScan. We cannot assure investors that we can successfully maintain and continue to build our sales force. If we are unable to continue to build and maintain our sales force, our financial condition and operating results may be significantly and adversely affected.

We May Have to Rely on Partners to Help Us Market and Sell Our Products Under Development

The marketing and sale of our proposed products may be dependent upon our entering into arrangements with corporate partners. We cannot assure investors that we will be successful in forming these relationships or that these relationships, even if formed, will be successful.

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We Could Be Temporarily Unable to Sell Our Products If Our Agreements with our
Distributors Were Terminated

We currently do not have the resources to internally develop and maintain the operating procedures required by the FDA and comparable foreign regulatory authorities to oversee distribution of our products. As a result, we have entered into arrangements with third parties to perform this function for the foreseeable future. If these agreements are terminated, we will be required to enter into arrangements with other government approved third parties in order to be able to distribute our products. We will be unable to continue to distribute our products until an acceptable alternative is identified. If we were even only temporarily unable to distribute our products, our business could be significantly and adversely effected.

We Could Be Temporarily Unable to Sell Our Products If Our Agreement with our End Stage Manufacturer Was Terminated

We rely on a single third party to perform certain end-stage portions of the manufacturing process for CEA-Scan and LeukoScan which we are unable or do not have the resources to perform. If this third party were to become unavailable, we would be unable to complete the manufacturing process until we entered into an agreement with another qualified entity. We cannot give assurances that we will be able to negotiate an agreement with another entity on terms we consider acceptable, if at all. Even if we were able to do so, any substantial delay in our ability to manufacture our products could significantly and adversely affect our operations.

Our Internal Manufacturing Capability May Limit What We Can Sell

If demand for our approved product increases significantly, we cannot assure investors that we will continue to have the capacity to manufacture commercial quantities successfully. In addition, if any of our other products are approved for marketing and sale, we cannot assure investors that we will continue to have the capacity and expertise to manufacture commercial quantities of multiple products successfully or with acceptable profit margins. If we were even only temporarily unable to manufacture sufficient quantities of our products to meet demand, our business could be significantly and adversely effected.

We May Be Unable to Continue to Use Mouse Fluids for Future Products Which Could Require Us to Make Expensive and Time Consuming Changes to Our Products in Development

CEA-Scan and certain of our other imaging agents are derived from ascites fluid produced in mice. Regulatory authorities, particularly in Europe, have expressed concerns about the use of mice fluid for the production of monoclonal antibodies. We cannot assure investors that regulatory authorities will agree that our quality control procedures will be adequate for future products. While we are continuing our development efforts to produce certain of our monoclonal antibodies using cell culture methods, this process constitutes a substantial production change, which will require additional manufacturing equipment and new regulatory approval. We cannot assure investors that we will have the resources to acquire the additional manufacturing equipment and resources or that we will receive the required regulatory approval on a timely basis, if at all. We also have contracted with a third party for the development and production of certain humanized antibodies, but we cannot assure that these efforts will be successful.
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Our Product Development Is Dependent Upon Our Continued Relationship with The
Center for Molecular Medicine and Immunology

The Center for Molecular Medicine and Immunology, a not-for-profit cancer research center, performs pilot and pre-clinical trials in product areas of importance to us. CMMI also conducts basic research and patient evaluations in a number of areas of potential interest to us. If CMMI were no longer to provide these services, we would have to make alternative arrangements with third parties which could significantly delay and increase expenses associated with pre-clinical testing and initial clinical trials.

On September 19, 2000, the FDA issued a warning letter to CMMI. The warning letter, relating to an inspection of CMMI that ended on May 25, 2000, cited several alleged deviations from applicable federal regulations. Among other things, the warning letter alleged the failure to submit an Investigational New Drug Application ("IND") with respect to certain investigational products, the administration of investigational drugs without an IND, the failure to assure proper monitoring of investigations, the failure to assure that investigations are conducted in accordance with applicable investigation plans and protocols and certain data difficulties. The Company understands that CMMI is pursuing these matters directly with the FDA. The FDA has substantial regulatory authority over both CMMI and the Company. Any regulatory, judicial or other actions taken with respect to CMMI by the United States government or others could materially adversely affect the Company, given the relationship between the Company and CMMI.

Certain Potential Conflicts of Interest Exist with The Center for Molecular Medicine and Immunology Which Could Affect Our Operations

Dr. David M. Goldenberg, our Chairman and Chief Executive Officer, is the founder, President and a member of the Board of Trustees of CMMI. Dr. Goldenberg devotes more of his time working for CMMI than for us. In addition, other key personnel currently have responsibilities both to CMMI and us. As a result, the potential for conflict of interest exists and disputes could arise over the allocation of research projects and ownership of intellectual property rights.

We May Not Be Able to Obtain Government Regulatory Approval in a Timely Manner to Market and Sell Our Products

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of our presently marketed and proposed products as well as our research and development activities. All of our proposed products will require regulatory approval by governmental agencies prior to commercialization and our products must undergo
rigorous   preclinical  and  clinical  testing  and  other  premarket   approval
procedures by the FDA and comparable foreign authorities. In addition, since certain of our potential products involve the application of new technologies, regulatory approvals may take longer than for products produced using more conventional methods. Once we begin clinical trials for a new diagnostic or therapeutic product, it may take five to ten years or more to receive the required regulatory approval to commercialize that product and begin to market it to the public. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of these products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, will require us to expend substantial resources. If we fail to
obtain  or  are  otherwise   substantially  delayed  in  obtaining,   regulatory
approvals, our business and operations could be significantly and adversely affected.
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In  responding to a new drug  application,  or a biologic  license  application,
government   regulators  may  grant  marketing  approvals,   request  additional
information or further research, or deny the application if they determine that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the
clinical   indications  for  which  we  are  seeking  approval  or  may  contain
significant   limitations   in   the   form   of   warnings,    precautions   or
contraindications with respect to conditions of use. Even after approval, we may be required to recall or withdraw a product as a result of subsequently discovered safety or efficacy concerns.

Our Business Involves the Use of Hazardous Materials

In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state or local laws and regulations. Our research and development involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident occurs, we could be held liable for any damages that result and any liability could exceed our resources.

We Must Maintain Our Manufacturing Facilities in Accordance With Government Regulatory Requirements

Our facilities are subject to inspection by the FDA and comparable foreign authorities. A separate license is sometimes required for commercial manufacture of any product. Failure to maintain these licenses or to meet the regulatory inspection criteria would result in disruption to our manufacturing processes and could have a significant and adverse effect on our business and operations.

We Have Agreed to Certain Covenants in our 1999 Financing Which Place Restrictions on the Operation of our Business

In connection with the Company's December 1999 financing, the Company agreed to certain covenants, including covenants that will apply until such time as the investors in that offering and their affiliates beneficially own less than 5% of our common stock. Among other things, the Company agreed that without the prior consent of the investors, the Company may not sell its business to anyone that is an affiliate of the Company, unless the sale is for consideration at least equal to (a) the fair market value in the event of a sale of assets (as determined in good faith by the Company's board of directors) or (b) the then current market price in the event of a sale of stock. As of November 10, 2000, such investors in the aggregate beneficially owned 8.75% of the Company's outstanding common stock.

Changes to Health Care Reimbursement Could Adversely Affect Our Operations

Our ability to successfully commercialize our products will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities,

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private health insurers and other  organizations.  These third-party  payers are increasingly challenging the price of medical products and services. Several proposals have been made that may lead to a government-directed national health care system. Adoption of this type of system could further limit reimbursement for medical products, and we cannot assure investors that adequate third-party coverage will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, we also cannot assure investors that the U.S. government or foreign governments will not implement a system of price controls. Any system might
significantly   and  adversely   affect  our  ability  to  market  our  products
profitably.

The Loss of Key Employees Could Adversely Affect our Operations

As a small biotechnology company, we are heavily dependent upon the talents of Dr. Goldenberg and certain key scientific personnel. If Dr. Goldenberg or any of our other key personnel leave our employ, our operations could be significantly and adversely affected. In addition, from time to time we have a need to expand our management and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense and we cannot assure investors that we will be successful in our recruitment efforts. If we are unable to retain or, when needed, attract additional qualified personnel, our operations also could be significantly and adversely affected.

We Face Substantial Competition in the Biotechnology Field and May Not Be Able to Successfully Compete

The biotechnology industry is highly competitive, particularly in the area of cancer diagnostic and therapeutic products. We are likely to encounter significant competition with respect to our existing products as well as our products currently under development. A number of companies, including IDEC Pharmaceuticals, Genentech, SmithKline Beecham, Nycomed Amersham, and Coulter Pharmaceutical, are engaged in the biotechnology field, and in particular the development  of  cancer  diagnostic  and  therapeutic  products.  Many of  these
companies  have  significantly   greater  financial,   technical  and  marketing
resources than us. In addition, many of these companies may have more established positions in the pharmaceutical industry and may be better equipped than us to develop, refine and market their products.

We also expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technology. These institutions are becoming increasingly more aware of the commercial value of their findings and more active in seeking patent and other proprietary rights, as well as licensing revenues.

Our Products May Be Rendered Obsolete By Rapid Technological Change

We are pursuing an area of product development in which there is the potential for extensive technological innovations in relatively short periods of time. We cannot assure investors that our competitors will not succeed in developing products that are safer or more effective than our products. Rapid technological change or developments by others may result in our current products as well as those in development becoming noncompetitive or obsolete.

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If We Are Unable to Protect Our Intellectual Property Rights, We Could Lose Our
Competitive Advantage

Our commercial success is highly dependent upon patents and other proprietary rights that we own or license. We cannot assure investors that our key patents will not be invalidated or will provide us protection that has commercial significance. Litigation may be necessary to protect our patent positions, which could be costly and time consuming. If any of our key patents that we own or license are invalidated, our business may be significantly and adversely affected. In addition, other companies may independently develop similar trade secrets or know-how or obtain access to our trade secrets, know-how or proprietary technology, which could significantly and adversely affect our business.

Our Products May Infringe Third Party Intellectual Property Rights

Other companies may have filed applications for, or have been issued, patents and obtained other proprietary rights to technology which may be potentially useful to us. Since we do not have the resources to maintain a staff whose primary function is to investigate the level of protection afforded to third parties on devices and components which we use in our products, it is possible that a third party could successfully claim that our products infringe on their intellectual property rights. If this were to occur, we may be subject to substantial damages, and we may not be able to obtain appropriate licenses at a cost we could afford and we may not have the ability to timely redesign our products. If we are required to pay damages or are unable to obtain these rights, our business could be significantly and adversely affected. Even if we are successful in defeating any alleged infringement claims, litigation could result in a substantial diversion of managerial time and resources, which could be better and more fruitfully utilized on other activities.

Our Operations Could Suffer If We Are Unsuccessful in Our Pending Infringement Claims Concerning Our CEA Antibodies

We are involved in certain litigation with F. Hoffmann-LaRoche and its affiliates concerning the validity of our European patents covering the antibody we use in our CEA-Scan cancer imaging product and our CEA-Cide(TM) cancer therapy product, as well as the use of highly specific anti-CEA antibodies for a number of other uses. We have claimed that they have infringed our patent and they have counterclaimed seeking to nullify the patents that were issued. If we receive an unfavorable outcome in any of these matters, our business could be significantly and adversely affected.

Product Liability Claims in Excess of the Amount of Our Insurance Would Adversely Affect Our Financial Condition

The clinical testing, marketing and manufacturing of our products necessarily involve the risk of product liability. While we currently have product liability insurance, we cannot assure that we will be able to obtain insurance in the future at an acceptable cost, if at all. If we cannot maintain our existing or comparable liability insurance, our ability to test clinically and market our products may be significantly impaired. Moreover, the amount and scope of our insurance coverage or indemnification arrangements with any distributor or other third party upon which we rely may be inadequate to protect us in the event of a successful product liability claim. Any claim in excess of the amount of any insurance we then had could significantly and adversely affect our financial condition and operating results.

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Our Principal Stockholder Can Influence Most Matters Requiring Approval By Our
Stockholders

As of November 10, 2000, Dr. Goldenberg, our Chairman and Chief Executive Officer, controlled the right to vote over approximately 22.8% of our common stock. As a result of this voting power, Dr. Goldenberg may have the ability to determine the election of all of our directors, direct our policies and control the outcome of substantially all matters which may be put to a vote of our stockholders.

Resales of Shares Held By Our Directors and Executive Officers May Lower the Market Price of Our Common Stock

As of November 10, 2000, we had a total of 49,507,621 shares of common stock outstanding, 6,984,758 of which were held by our directors and executive officers. These shares may only be resold in limited quantities and only within the limitations imposed by Rule 144 under the Securities Act. The mere prospect that these shares may be publicly resold could lower the market price for our common stock.

Our Stock Price Has Been Volatile

We believe that a variety of factors have caused the market price of our common stock to fluctuate substantially, and that it will continue to fluctuate in the future. These factors include:

*   actual or anticipated fluctuations in our operating results;

*   the status of our products in development;

* new products or technical innovations by us or by our existing or potential competitors;

* the formation or termination of our corporate alliances and distribution arrangements;

* prolonged periods of regulatory review of new products or new uses for existing products;

*   determinations regarding our patent applications and those of others;

* trading strategies occurring in the market place with respect to our common stock; and

* general market conditions and other factors unrelated to us or outside our control.

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Potential Loss of Our Nasdaq Listing Could Make it More Difficult to Sell our
Shares and Affect Our Liquidity

If the bid price of our common stock were to fall below $1.00 per share, if we were to have less than $4,000,000 in net tangible assets (total assets less total liabilities and goodwill), or if the value of our common stock held by our stockholders (other than our directors and executive officers) were to be less than $5,000,000, our common stock could be delisted from The Nasdaq Stock
Market. If our common stock were delisted from Nasdaq, trading if any, would thereafter be conducted in the over-the-counter market. This would make it more difficult for an investor to dispose of, or to obtain accurate quotations for, our common stock. Additionally, it may become more difficult for us to raise funds through the sale of our securities.

Stockholders Could Be Adversely Affected By Our Anti-Takeover Provisions

Our board of directors has the authority, without any further vote by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including the dividend rate, whether dividends are cumulative, conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of our company, or could impose various procedural and other requirements that could make it more difficult for holders of our common stock to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent board of directors. The rights of the holders of our common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

Stockholders Should Not Expect That We Will Pay Dividends

We have never paid any dividends on our common stock. For the foreseeable future, we expect to retain earnings, if any, to finance the expansion and development of our business. Any future payment of dividends will be within the discretion of our Board of Directors and will depend upon a variety of factors, including our earnings, capital requirements, and operating and financial condition.

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